Exhibit 99.2

BRERA HOLDINGS PLC THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Extraordinary GENERAL meeting OF ShareHOLDERS – June 14, 2025 at 10:00AM EASTERN TIME
CONTROL ID:
REQUEST ID:

The undersigned, a shareholder of Brera Holdings PLC (the “Company”), does hereby appoint and authorize Daniel Joseph McClory with the full power of substitution, to represent the undersigned and vote all of the Class A Ordinary Shares or Class B Ordinary Shares of the Company held of record as of the close of business on May 21, 2025 with all of the powers that the undersigned would possess if personally present, at the virtual Extraordinary General Meeting of Shareholders of the Company at 10:00 a.m. Eastern Daylight Time on June 14, 2025, online at: https://agm.issuerdirect.com/brea-egm-2025, or at any postponement or adjournment thereof. The undersigned hereby revokes all proxies previously given.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS
If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to +1-202-521-3464.
INTERNET:	https://www.iproxydirect.com/brea
PHONE:	+1-866-752-VOTE(8683)

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF BRERA HOLDINGS PLC			PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proposal 1		à	FOR	WITHHOLD	ABSTAIN
	To approve a 1-for-10 reverse share split of the Company’s ordinary shares, wherein the 50,000,000 Class A Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 5,000,000 Class A Ordinary Shares of nominal value $0.05 each and the 250,000,000 Class B Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 25,000,000 Class B Ordinary Shares of nominal value $0.05 each, to be effective as of 5:00 p.m. on June 25, 2025 (the “Reverse Share Split”).		☐	☐	☐	Control ID:
REQUEST ID:
Proposal 2		à	FOR	AGAINST	ABSTAIN
	To approve and adopt a new constitution of the Company in order to give effect to the Reverse Share Split.		☐	☐	☐

MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” PROPOSALS 1 AND 2.

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

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IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ________________________, 2025

(Print Name of Stockholder and/or Joint Tenant)

(Signature of Stockholder)

(Second Signature if held jointly)